Exhibit 99.1

Clearmind Announces Initiation of CMND-100 Manufacturing Program to Address its Upcoming Clinical Trial

VANCOUVER, Nov. 23, 2022 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (CSE: CMND), (FSE: CWY) (“Clearmind” or the “Company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major undertreated health problems, today announced the initiation of clinical batches of production of its novel psychedelic-derived drug candidate, the MEAI- based molecule- CMND-100.

The produced batches will be used in the Company’s upcoming first in human (FIH) clinical trial evaluating the proprietary drug candidate compound CMND-100 for the treatment of Alcohol Use Disorder (AUD).

Following MEAI’s synthesis development process, the compound is being produced under GMP (Good Manufacturing Process) conditions to comply with FDA requirements. The clinical batches production is made possible due to prior successful production of MEAI drug substance that was used in the Company’s pre- clinical studies designed to evaluate the safety of its innovative compound.

“Clearmind continues its progress toward FIH clinical trial” said Dr. Adi Zuloff-Shani, Clearmind’s Chief Executive Officer. “This milestone joins other achievements we’ve made in a relatively short period. Non-clinical data generated to date, demonstrate that our MEAI- based treatment has the potential to treat broad range of addictions and binge behaviors such as AUD.”

“Like other addictions, AUD is a chronic relapsing brain disorder characterized by an impaired ability to stop or control alcohol use,” she added. “Alcohol abuse is the third most-common preventable cause of death in the United States, where almost 6% struggle with this condition. “

The Company previously announce that it completed a highly constructive Pre-Investigational New Drug Application (“pre-IND”) meeting with the U.S. Food and Drug Administration (“FDA”) to discuss the development of CMND-100.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of seven patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND”, the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY”.

For further information, please contact:

Investor Relations,

Email: invest@clearmindmedicine.com

Telephone: (604) 260-1566

General Inquiries,

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses clinical batches production of its novel psychedelic-derived drug candidate, the Company’s upcoming FIH clinical trial, and any future correspondence with the FDA. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (registration No. 333-265900) filed with the SEC on November 16, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.